Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company:

NexGen Energy Ltd. (“NexGen” or the “Corporation”)

Suite 3150, 1021 West Hastings Street

Vancouver, BC V6E 0C3

Item 2	Date of Material Change:

February 18, 2021

Item 3	News Release:

On February 18, 2021, the Corporation issued a news release disclosing the material change through CNW Group Ltd. (a Cision Company).

Item 4	Summary of Material Change:

On February 18, 2021, the Corporation announced that the registered holders of the entire US$120 million aggregate principal amount of Convertible Debentures issued in 2016 and 2017 (collectively, the “Debentures”) had provided notice to NexGen and the indenture trustee that they have elected to convert the Debentures into common shares of NexGen (“Common Shares”) pursuant to the terms of the relevant trust indenture governing the Debentures.

Item 5	Full Description of Material Change:

On February 18, 2021, the Corporation announced that the registered holders of the entire US$120 million aggregate principal amount of Debentures had provided notice to NexGen and the indenture trustee that they have elected to convert the Debentures into Common Shares pursuant to the terms of the relevant trust indenture governing the Debentures.

The registered holders of the Debentures are affiliates of CEF Holdings Limited and its shareholders (“CEF”). The Debentures consist of US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2016 (the “2016 Debentures”) and US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2017 (the “2017 Debentures”), both due to mature on July 22, 2022.

Under their terms, the Debentures are convertible into Common Shares at a price of US$2.3261 for the 2016 Debentures and US$2.6919 for the 2017 Debentures. Such Common Shares will be deemed to have been issued on the effective date of conversion, as provided for in the relevant trust indenture governing the Debentures. Upon issuance, CEF’s percentage ownership of the issued and outstanding Common Shares will increase from ~8.7% to ~18.7%.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer

Chief Executive Officer

Phone: (604) 428-4112

Email: lcuryer@nexgenenergy.ca

Item 9	Date of Report:

February 24, 2021